CFiled Pursuant to Rule 424(b)(3)

Registration No. 333-207115

Prospectus Supplement No. 17

(to Prospectus dated November 24, 2015)

Shares of Common Stock Underlying

$5,500,000 Senior Secured Convertible Debentures and Series B Warrants

This prospectus supplement supplements the prospectus dated November 24, 2015 (the “Prospectus”), which relates to the resale of up to 511,123 (post-split) shares of our common stock to be offered by the selling stockholders including 404,412 (post-split) shares of common stock upon the conversion of outstanding senior secured convertible debentures in the amount of $5,500,000 (“Debentures”), and up to 106,711 (post-split) shares of common stock upon the exercise of Series B Warrants.

This prospectus supplement incorporates into our Prospectus the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 25, 2016.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our common stock is listed on Nasdaq Capital Market under the symbol “KOOL.” The warrants will not be listed or quoted on any trading market. On August 24, 2016, the last reported sale price of our common stock on the Nasdaq Capital Market was $3.97 per share.

Investing in our common stock is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties in the section entitled “Risk Factors” beginning on page 4 of this prospectus before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 25, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 22, 2016

CESCA THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	000-16375	94-3018487
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2711 Citrus Road

Rancho Cordova, California 95742

(Address and telephone number of principal executive offices) (Zip Code)

(916) 858-5100

(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.02 Termination of a Material Definitive Agreement.

As previously disclosed in the Company’s Current Reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2016 and February 16, 2016 (collectively, the “Prior 8-Ks”), Cesca Therapeutics Inc. (the “Company”) entered into a Purchase Agreement (the “Purchase Agreement”) on February 2, 2016 with Boyalife Investment Inc. (“Boyalife USA”) and Boyalife (Hong Kong) Limited (“Boyalife HK” and, together with Boyalife USA, the “Investors”), pursuant to which the Company issued to Boyalife USA a secured three-year convertible debenture with an aggregate principal face amount of $12.5 million (the “Debenture”). Also as previously disclosed in the Prior 8-Ks, the Company and Boyalife USA entered into a Security Agreement dated as of February 13, 2016 (the “Security Agreement”), pursuant to which the Company granted Boyalife USA a first priority senior lien and security interest over substantially all of the Company’s assets to secure the Company’s obligations under the Debenture. Each of the Investors are affiliates of Dr. Xiaochun Xu, one of the Company’s current directors. The terms of the Debenture and the Security Agreement were previously disclosed in the Prior 8-Ks.

Pursuant to the terms of the Debenture, all outstanding principal and accrued and unpaid interest up to and including the maturity date is convertible into shares of the Company’s Common Stock at a per share price of $3.40 (the “Conversion Price”) at the option of the Company at any time prior to maturity, provided that (i) the 20-day simple moving average price of the Company’s Common Stock on the date of conversion is at least 125% of the Conversion Price and (ii) the volume weighted average trading price of the Company’s Common Stock has been greater than the Conversion Price for ten consecutive trading days. On August 22, 2016, the Company notified Boyalife USA in writing that it elected to convert all outstanding principal and interest accrued and otherwise payable under the Debenture, which included the conversion of $12,500,000 of principal and $8,250,000 of interest up to and including the maturity date of the Debentures, effective as of August 22, 2016 (the “Conversion”). Upon the Conversion of the Debenture, the Company issued an aggregate of 6,102,941 shares of its Common Stock (the “Conversion Shares”) to Boyalife USA. Upon the Conversion, the Debenture and the Security Agreement were both terminated in accordance with their respective terms effective as of August 22, 2016, and all security interest and liens under the Security Agreement were released and terminated.

Item 3.02 Unregistered Sale of Equity Securities.

The information disclosed in Item 1.02 of this Current Report on Form 8-K is incorporated by reference into this Item 3.02.

On August 22, 2016 as a result of the Conversion, the Company issued an aggregate of 6,102,941 shares of the Company’s Common Stock to accredited investors upon the Conversion of the Debenture. As a result of the Conversion, the Company has issued more than 5% of its outstanding shares of Common Stock in unregistered transactions in the aggregate since the last report that it filed under Item 3.02 with the SEC. The above-described issuances have been determined to be exempt from registration under the Securities Act of 1933 in reliance on Sections 3(a)(9) and 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering, in which the investors have represented that they are accredited, as that term is defined in Regulation D, and have acquired the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof. After the above-described issuance of the Conversion Shares (and taking into account registered stock issuances), the Company has 9,790,500 shares of Common Stock issued and outstanding.

Item 3.03 Material Modification to Rights of Security Holders.

The information disclosed in Item 1.02 and Item 5.01 of this Current Report on Form 8-K is incorporated by reference into this Item 3.03.

As a result of the Conversion and termination of the Debenture, the Investors are no longer entitled to certain participation rights in, or consent rights over, future equity and debt financings of the Company under the Purchase Agreement effective as of August 22, 2016.

Additionally as a result of the Conversion, pursuant to the terms of that certain Nomination and Voting Agreement dated as of February 13, 2016 by and between the Company and the Investors (the “Voting Agreement”), the size of the board of directors of the Company (the “Board”) is required to be increased to seven directors, and the Investors have the right to designate up to a maximum of three members to the Company’s Board. The Company intends to increase the size of the Board and appoint the additional designees prior to the Company’s next annual meeting of shareholders. The terms of the Voting Agreement were previously disclosed in the Prior 8-Ks.

Item 5.01 Changes in Control of Registrant.

The information disclosed in Item 1.02, 3.02 and 3.03 of this Current Report on Form 8-K is incorporated by reference into this Item 5.01.

The Conversion and issuance of the Conversion Shares resulted in a change of control of the Company. As a result of the Conversion and issuance of the Conversion Shares, the Investors together own in the aggregate approximately 70% of the Company’s outstanding Common Stock, and Boyalife USA owns individually in the aggregate approximately 62% of the Company’s outstanding Common Stock (based on the capitalization of the Company as of the date of this Current Report on Form 8-K). Additionally, the Investors have the right to designate up to a maximum of three members to the Company’s Board. The Investors are under the control of Dr. Xiaochun Xu, one of the Company’s current directors, and his affiliates.

Item 7.01 Regulation FD Disclosure.

On August 24, 2016, the Company issued a press release announcing the Conversion. A copy of the press release is furnished herewith as Exhibit 99.1.

The information contained in this Item 7.01 and in Exhibit 99.1 attached to this report is being furnished to the SEC and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(a) Not Applicable.

(b) Not Applicable.

(c) Not Applicable.

(d) Exhibits

Exhibit	Description

99.1	Press Release of Cesca Therapeutics Inc. dated August 24, 2016

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements related to the conversion of outstanding debentures and the taking of certain actions with respect to the conversion of such debentures owned by Boyalife USA, Inc. These forward-looking statements are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties described in the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended June 30, 2015 and in its other filings from time to time filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 25, 2016	CESCA THERAPEUTICS INC.,
a Delaware Corporation

/s/ ROBIN C. STRACEY
Robin C. Stracey
Chief Executive Officer

Exhibit Index

Exhibit	Description

99.1	Press Release of Cesca Therapeutics Inc. dated August 24, 2016

Exhibit 99.1

CESCA THERAPEUTICS ANNOUNCES CONVERSION OF $12.5 MILLION IN SENIOR

SECURED DEBT TO EQUITY

RANCHO CORDOVA, CA, August 24, 2016 – Cesca Therapeutics Inc. (NASDAQ: KOOL), an autologous cell-based regenerative medicine company, today announced that the Company has converted a senior secured three year convertible debenture of $12.5 million of principal and $8.25 million of interest to 6,102,941 shares of its common stock. The conversion was effected in accordance with the previously announced purchase agreement entered into between Cesca Therapeutics and Boyalife USA, dated February 2, 2016. It releases Cesca from all security interest and liens previously placed against the Company’s assets and eliminates Boyalife’s entitlement to certain participation rights in, or consent rights over, potential future equity and debt financings.

As a result of the conversion, Boyalife’s total holding in the Company will increase to 6,838,235 shares, or 70% of shares outstanding. The Company’s Board of Directors will increase to seven members of which Boyalife will have the right to designate three.

“We are pleased to have been able to convert all of our outstanding debt to equity”, commented Robin Stracey, Cesca Therapeutics’ Chief Executive Officer. “It enhances our balance sheet and gives us much greater financial flexibility in determining how best to proceed with our clinical programs, including the FDA-approved Phase III pivotal trial for the evaluation of our SurgWerks™ platform for the treatment of patients with late-stage critical limb ischemia. Boyalife has been, and continues to be, a valuable strategic partner that remains committed to both our historical cord blood banking business and to our proprietary cell therapy programs. We look forward to working more closely with them in unlocking the full commercial potential of our Company and driving shareholder value”.

About Cesca Therapeutics Inc.

Cesca Therapeutics Inc. (www.cescatherapeutics.com) is engaged in the research, development, and commercialization of cellular therapies and delivery systems for use in regenerative medicine. The Company is a leader in the development and manufacture of automated blood and bone marrow processing systems that enable the separation, processing and preservation of cell and tissue therapeutics. These include:

●

The SurgWerks™ System (in development) - a proprietary system comprised of the SurgWerks Processing Platform, including devices and analytics, and indication-specific SurgWerks Procedure Kits for use in regenerative stem cell therapy at the point-of-care for vascular and orthopedic diseases.

●	The CellWerks™ System (in development) - a proprietary cell processing system with associated analytics for intra-laboratory preparation of adult stem cells from bone marrow or blood.
●	The AutoXpress® System (AXP®) - a proprietary automated device and companion sterile disposable for concentrating hematopoietic stem cells from cord blood.
●	The MarrowXpress™ System (MXP™) - a derivative product of the AXP and its accompanying sterile disposable for the isolation and concentration of hematopoietic stem cells from bone marrow.
●	The BioArchive® System - an automated cryogenic device used by cord blood banks for the cryopreservation and storage of cord blood stem cell concentrate for future use.
●	Manual bag sets for use in the processing and cryogenic storage of cord blood.

Forward-Looking Statements and Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release includes statements of future expectations and other forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current views and assumptions, speak only as of the date hereof and are subject to change. Forward-looking statements can often be identified by words such as “potential,” “continue,” “look forward to,” “will” and similar expressions and include, but are not limited to, statements regarding the conversion of outstanding debentures, the taking of certain actions with respect to the conversion of such debentures owned by Boyalife Investment, Inc. and the anticipated expansion of the board of directors and designation of directors by Boyalife Investment, Inc. These forward-looking statements are not guarantees of future results and are subject to known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially and adversely from those expressed or implied in such statements. A more complete description of risks that could cause actual events to differ from the outcomes predicted by these forward-looking statements is set forth under the caption "Risk Factors" in our Annual Report on Form 10-K, in our Quarterly Reports on Form 10-Q, and in other reports filed with the Securities and Exchange Commission from time to time, and you should consider each of those factors when evaluating the forward-looking statements. We undertake no obligation to revise or update publicly any forward-looking statements for any reason, except as required by law.

Company Contact: Cesca Therapeutics Inc.

ir@cescatherapeutics.com

Investor Contact: The Ruth Group

Lee Roth / Tram Bui

646-536-7012 / 7035

lroth@theruthgroup.com / tbui@theruthgroup.com